SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

BREDA TELEPHONE CORP.
(Name of the Issuer)

Breda Telephone Corp.	Clifford Neumayer
Daniel Nieland	Neil Kanne
Dean Schettler	David Grabner
Rick Anthofer	Charles Deisbeck
Daniel McDermott	Jane Morlok
 (Name of Persons Filing Statement)

Class A Common Stock
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Wade H. Schut, 700 Walnut Street, Suite 1600, Des Moines, Iowa (515) 283-3146
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 14,141,417	$ 1,641.82

*
For purposes of calculating the fee only, the Transaction Valuation was determined and calculated by multiplying (i) the $587 per share repurchase price that was established by the board of directors of Breda and became effective on March 18, 2010, by (ii) the 24,091 outstanding shares of the Class A Common Stock as of the date of the filing of this Schedule 13 E-3.  The 24,091 shares of the Class A Common Stock are the shares that are reclassified and exchanged for shares of either the Series 1 or Series 2 Class A Common Stock or the Series 1 or Series 2 Class C Common Stock pursuant to the Rule 13e-3 transaction.

**	The amount of the filing fee, calculated in accordance with Rule O-11(b) under the Act, has been determined by multiplying the $14,141,417 Transaction Valuation, by .0001161.

☐ Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________
Form or Registration No.: ____________
Filing Party: ______________________
Date Filed: _______________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being jointly filed by Breda Telephone Corp, an Iowa corporation, Daniel Nieland, Dean Schettler, Rick Anthofer, Daniel McDermott, Clifford Neumayer, Neil Kanne, David Grabner, Charles Deisbeck and Jane Morlok, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Act"), and Rule 13e-3 thereunder.  Breda is proposing that the shareholders of its Class A Common Stock approve a proposed Articles of Restatement that will result in the reclassification of each share of Breda's outstanding Series 1, Series 2 and Series 3 Class A Common Stock into one share of the Series 1 or Series 2 Class A Common Stock or the Series 1 or Series 2 Class C Common Stock which are authorized by the proposed Articles of Restatement and upon the terms set out in the proposed Articles of Restatement.  The class and series of stock to be received by each shareholder of the outstanding Class A Common Stock is based on the different categories of shareholders that are set out in the proposed Articles of Restatement.  Those categories are based upon a combination of the following primary factors:  (i) whether the person is an individual, a business or an entity, (ii) the location of the residence or the place of business of the person, (iii) whether the person receives land line telephone service from Breda, and (iv) the particular series of the Class A Common Stock of Breda that is held by the person.  Breda's outstanding shares of Class B Common Stock will remain outstanding and be unaffected by the Rule 13e-3 transaction, and the holders of the Class B Common Stock do not have voting rights on the proposed Articles of Restatement.  The effect of the reclassification will be to reduce the number of holders of Breda's Class A Common Stock to less than 300, which will allow Breda to suspend and terminate its reporting obligations under the Act.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by Breda pursuant to Regulation 14A under the Act (the "proxy statement"), pursuant to which all shareholders of Breda will be given notice of the special meeting at which the holders of Breda's Class A Common Stock will be asked to approve the proposed Articles of Restatement.  The information contained in the proxy statement is hereby expressly incorporated into this Schedule 13E-3 by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the proxy statement.  As of the date of this Schedule 13E-3, the proxy statement is in preliminary form and is subject to completion or amendment.  This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Act.

TRANSACTION STATEMENT

ITEM 1.	Summary Term Sheet.
(Regulation M-A Item 1001)

The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

ITEM 2.	Subject Company Information.
(Regulation M-A Item 1002)

(a)
The information set forth on page (i) of the proxy statement, including  under the caption "GENERAL INFORMATION", and under the caption "IDENTITY, BACKGROUND AND VOTING INTENTIONS OF FILING PERSONS" is hereby incorporated herein by reference.

(b)
The information set forth in the proxy statement under the captions  "PROPOSED ARTICLES OF RESTATEMENT", subsection "General Effect Of The Proposed Articles", "PRICE AND DIVDEND INFORMATION REGARDING BREDA'S SHARES", subsection "Authorized And Outstanding Shares", and "VOTING SECURITIES" is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the caption "PRICE AND DIVIDEND INFORMATION REGARDING BREDA'S SHARES" , subsections "No Trading Market For Shares", "Breda's Repurchase Right And Setting Of Price", "Purchases By Breda And Breda's Directors And Executive Officers Since January 1, 2008", and "Transfers Among Shareholders Since January 1, 2008", is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the caption "PRICE AND DIVIDEND INFORMATION REGARDING BREDA'S SHARES", subsection "Dividends Paid By Breda", is hereby incorporated herein by reference.

(e)	Not applicable.

(f)
The information set forth in the proxy statement under the caption "PRICE AND DIVIDEND INFORMATION REGARDING BREDA'S SHARES", subsection "Purchases By Breda And Breda's Directors And Executive Officers Since January 1, 2008", is hereby incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.
(Regulation M-A Item 1003(a) through (c))

(a)	The information set forth in the proxy statement under the caption "IDENTITY, BACKGROUND AND VOTING INTENTIONS OF FILING PERSONS" is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the proxy statement under the caption "IDENTITY, BACKGROUND AND VOTING INTENTIONS OF FILING PERSONS" is hereby incorporated herein by reference.

ITEM 4.	Terms of Transaction.
(Regulation M-A Item 1004(a) and (c) through (f))

(a)
The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET", "RULE 13e-3 TRANSACTION SPECIAL FACTORS", including, in particular, subsections "Purposes For The Rule 13e-3 Transaction", "Reasons For The Structure Of The Reclassification Transaction", "Reasons For Undertaking The Reclassification Transaction At This Time", "Effects Of The Reclassification Transaction" and "Material Federal Income Tax Consequences Of The Reclassification Transaction", "PROPOSED ARTICLES OF RESTATEMENT", subsections "PROPOSAL 1--Articles IV And V Of The Proposed Articles--The Reclassification Transaction", "General Effect Of The Proposed Articles", "General Term Of The Class A Common Stock, Class B Common Stock And Class C Common Stock", and "Differences Between Proposed Articles And Existing Articles Regarding Articles IV And V", and "VOTING SECURITIES", is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET", "RULE 13e-3 TRANSACTION SPECIAL FACTORS", including subsections "Effects Of The Reclassification Transaction" and "Substantive Fairness" (in particular under the subsection "Factors Affecting Fairness To Shareholders Who Will Hold Class C Common Stock After The Reclassification Transaction"), and "PROPOSED ARTICLES OF RESTATEMENT", subsections "PROPOSAL 1--Articles IV And V Of The Proposed Articles--The Reclassification Transaction", "General Effect Of The Proposed Articles", and "General Terms Of The Class A Common Stock, Class B Common Stock And Class C Common Stock", is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET" and "RULE 13e-3 TRANSACTION SPECIAL FACTORS", subsection "Substantive Fairness" (in particular under the subsection "Factors Affecting Fairness To Shareholders Who Will Hold Class C Common Stock After The Reclassification Transaction"), is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the caption "RULE 13e-3 TRANSACTION SPECIAL FACTORS", subsections "Fairness Of The Going Private Transaction" and "Procedural Fairness", is hereby incorporated herein by reference.

(f)	Not applicable.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.
(Regulation M-A Item 1005(a) through (c) and (e))

(a)-(c) Not Applicable.

(e)
The information set forth in the proxy statement under the caption "PRICE AND DIVIDEND INFORMATION REGARDING BREDA'S SHARES", subsection "Breda's Repurchase Right And Setting Of Price", is hereby incorporated herein by reference.  The articles of incorporation and bylaws of Breda also contain agreements regarding Breda's shares, as is the case for all corporations.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.
(Regulation M-A Item 1006(b) and (c)(1)-(8))

(a)
No securities are being acquired by Breda as part of the Rule 13e-3 transaction.  Breda's Class A Common Stock will be reclassified and changed into shares of the Series 1 or Series 2 Class A Common Stock or the Series 1 or Series 2 Class A Common Stock, on a one for one basis, pursuant to the Rule 13e-3 transaction.  The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET", "RULE 13e-3 TRANSACTION SPECIAL FACTORS" and "PROPOSED ARTICLES OF RESTATEMENT" is hereby incorporated herein by reference.

(b)
The information set forth in the proxy statement under the caption "RULE 13e-3 TRANSACTION SPECIAL FACTORS", subsection "Plans Or Proposals Following The Reclassification Transaction", is hereby incorporated herein by reference.

ITEM 7.	Purposes, Alternatives, Reasons and Effects.
(Regulation M-A Item 1013)

(a)
The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET" and "RULE 13e-3 TRANSACTION SPECIAL FACTORS", subsections "Purposes For The Rule 13e-3 Transaction" and "Reasons And Purpose For The Rule 13e-3 Transaction By Directors, Officers And Subsidiaries", is hereby incorporated herein by reference.

(b)
The information set forth in the proxy statement under the caption "RULE 13e-3 TRANSACTION SPECIAL FACTORS", subsection "Alternatives To The Reclassification Transaction", is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the caption "RULE 13e-3 TRANSACTION SPECIAL FACTORS", subsections "Reasons For The Structure Of The Reclassification Transaction" and "Reasons For Undertaking The Reclassification Transaction At This Time", is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the caption "RULE 13e-3 TRANSACTION SPECIAL FACTORS", subsections "Effects Of The Reclassification Transaction" and "Material Federal Income Tax Consequences Of The Reclassification Transaction", is hereby incorporated herein by reference.

ITEM 8.	Fairness of the Transaction.
(Regulation M-A Item 1014)

(a)-(e)  The information set forth in the proxy statement under the captions "RULE 13e-3 TRANSACTION SPECIAL FACTORS", subsections "Fairness Of The Going Private Transaction", "Substantive Fairness", "Procedural Fairness" and "Position As To The Fairness Of The Rule 13e-3 Transaction By Breda's Affiliates", and "REPORTS, OPINIONS AND APPRAISALS", is hereby incorporated herein by reference.

(f)	Not applicable.

ITEM 9.	Reports, Opinions, Appraisals and Negotiations.
(Regulation M-A Item 1015)

(a)
The information set forth in the proxy statement under the captions "RULE 13e-3 TRANSACTION SPECIAL FACTORS", subsections "Fairness Of The Going Private Transaction", "Substantive Fairness" and "Procedural Fairness", and "REPORTS, OPINIONS AND APPRAISALS", is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

ITEM 10.	Source and Amount of Funds or Other Consideration.
(Regulation M-A Item 1007)

(a)	The information set forth in the proxy statement under the caption "SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION" is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the proxy statement under the caption "SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION" is hereby incorporated herein by reference.

(d)	Not applicable.

ITEM 11.	Interest in Securities of the Subject Company.
(Regulation M-A Item 1008)

(a)	The information set forth in the proxy statement under the caption "SECURITY OWNERSHIP OF MANAGEMENT" is hereby incorporated herein by reference.

(b)	Not applicable.

ITEM 12.	The Solicitation or Recommendation.
(Regulation M-A Item 1012(d) and (e))

(d)-(e)
The information set forth in the proxy statement under the captions "RULE 13e-3 TRANSACTION SPECIAL FACTORS", subsections "Reasons And Purpose For The Rule 13e-3 Transaction By Directors, Officers And Subsidiaries" and "Effects Of The Reclassification Transaction--Effects On Directors, Officers And Subsidiaries Of Breda", and "PERSONS USED IN CONNECTION WITH THE RULE 13e-3 TRANSACTION" is hereby incorporated herein by reference.

ITEM 13.	Financial Statements.
(Regulation M-A Item 1010(a) and (b))

(a)-(b)
The information set forth in the proxy statement under the captions "FINANCIAL INFORMATION" and "INFORMATION INCORPORATED BY REFERENCE" is hereby incorporated herein by reference.  The information incorporated by reference includes the audited financial statements in Breda's Annual Report on Form 10-K for the fiscal year ended September 30, 2009 and Amendment Nos. 1 and 2 thereto, and the unaudited financial statements in Breda's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

ITEM 14.	Persons/Assets, Retained, Employed, Compensated or Used.
(Regulation M-A Item 1009)

(a)-(b)
The information set forth in the proxy statement under the captions "PERSONS USED IN CONNECTION WITH THE RULE 13e-13 TRANSACTION" and "SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION" is hereby incorporated herein by reference.

ITEM 15.	Additional Information.
(Regulation M-A Item 1011(b))

(b)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16.	Exhibits.
(Regulation M-A Item 1016(a) through (d), (f) and (g))

(a)	Preliminary proxy statement, together with all appendices and ballot*

(b)	Not applicable

(c)	Not applicable

(d)	(1) Proposed Articles of Restatement**

(d)	(2) Existing Articles of Restatement***

(f)	Not applicable

(g)	Not applicable

*	Incorporated by reference from Breda's Schedule 14A, filed with the SEC on January 21, 2011.
**	Incorporated by reference from Appendix A of Exhibit (a).
***	Incorporated by reference from Appendix B of Exhibit (a).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2011.		BREDA TELEPHONE CORP.

	By:	/s/ Charles Deisbeck
Charles Deisbeck, Chief
Executive Officer

	By:	/s/ Jane Morlok
Jane Morlok, Chief
Financial Officer

OTHER FILING PERSONS:

/s/ David Grabner
David Grabner, Director

/s/ Daniel Nieland
Daniel Nieland, Director

/s/ Rick Anthofer
Rick Anthofer, Director

/s/ Neil Kanne
Neil Kanne, Director

/s/ Clifford Neumayer
Clifford Neumayer, Director

/s/ Dean Schettler
Dean Schettler, Director

/s/ Dr. Daniel McDermott
Dr. Daniel McDermott

/s/ Charles Deisbeck
Charles Deisbeck, Chief Executive Officer

/s/ Jane Morlok
Jane Morlok, Chief Financial Officer

Exhibit Index

Exhibit Number	Description

(a)	Preliminary proxy statement, together with all appendices and ballot*

(d)(1)	Proposed Articles of Restatement**

(d)(2)	Existing Articles of Restatement***

* Incorporated by reference from Breda's Schedule 14A, filed with the SEC on January 21, 2011.
** Incorporated by reference from Appendix A of Exhibit (a).
*** Incorporated by reference from Appendix B of Exhibit (a).